FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-227176

Oi S.A. - In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

•         The Company and the Majority Backstop Investors have amended the Commitment Agreement for the backstop of Oi’s R$4 billion Rights Offer to provide for the extension of certain termination milestones and the waiver of certain outstanding conditions precedent thereunder, including the requirement for publication of the updated General Plan of Universal Access Targets (PGMU).

•         The Company will pay the ADS issuance fee to the ADS Depositary in respect of the New Common ADSs. As a result the amount included in the New Common ADS Deposit Amount to cover the ADS issuance fee will be refunded at the same time as the Company refunds the other applicable excess funds.

NOTICE TO ADS HOLDERS

Oi SA - In Judicial Reorganization (“Oi” or “Company”) (NYSE:OIBR.C; OTC: OIBRQ) announced today that it has amended the terms of the Company’s previously announced preemptive rights offer (the “Rights Offer”) as described below. Except as otherwise described herein, all other terms and conditions of the Rights Offer remain unchanged.

The Rights Offer is being made in the United States and elsewhere outside of Brazil pursuant to a Prospectus dated November 13, 2018 that has been filed by Oi with the U.S. Securities and Exchange Commission (the “Prospectus”) in connection with an effective Registration Statement (the “Registration Statement”). Capitalized terms used in this Notice and not otherwise defined herein have the meanings set forth in the Prospectus.

Amendment to Commitment Agreement

The Company entered into an amendment to the Commitment Agreement described in the Prospectus (the “Amendment”). Under the terms of the Amendment, Backstop Investors holding more than 60% in amount of the total Backstop Commitments (the “Majority Backstop Investors”) have agreed to extend certain termination dates and waive certain outstanding conditions precedent to funding of their Backstop Commitments.

With respect to termination milestones, the date on which Commitment Agreement will automatically terminate if the RJ Court does not issue an order confirming the RJ Plan approved by creditors without any changes has been extended until February 28, 2019.

The termination rights of the Majority Backstop Investors have also been amended, solely with respect to: (1) the lack of an order from the RJ Court confirming the RJ Plan without any changes, such that no such termination right will arise prior to February 28, 2019; and (2) the Company’s failure to timely obtain an order from the Portuguese Court recognizing and enforcing the RJ Plan (which order was entered, but after the expiration of the prior applicable deadline).

In addition, as set forth in the Amendment, numerous conditions that the Company believes are the most substantive to the obligations of the Backstop Investors under the Commitment Agreement have been waived, to the extent not previously satisfied, including among others, the required publication of a General Plan of Universal Access Targets applicable to the switched fixed telephony concessions amending and/or revoking Decree No. 7,512/2011 that provides a reduction and/or suppression of universal access targets applicable to switched fixed telephony concessionaires (the “Updated PGMU”). Certain other conditions to the Backstop Investors’ obligations, principally conditions that by their terms are to be satisfied at the closing of the Commitments, have not been waived and remain in place.

In connection with the waiver of the Updated PGMU condition, the Amendment provides that, if the Updated PGMU is not published (1) on or prior to March 31, 2019, the Company will pay a fee equal to US$25 million to the Backstop Investors, and (2) on or prior to June 30, 2019, the Company will pay an additional fee equal to US$20 million to the Backstop Investors.

Company Payment of ADS Issuance Fees

The Company hereby also announces that it will directly pay the ADS Depositary’s issuance fee (the “ADS Issuance Fee”) to the ADS Depositary. As a result, the New Common ADS Deposit Amount will no longer be used to pay the ADS Issuance Fee. The New Common ADS Deposit Amount has not been reduced as a result of this amendment. Instead, such amount will increase the portion of the New Common ADS Deposit Amount returned to holders of Common ADS Rights that exercise their Common ADS Rights to subscribe for initial New Common ADSs or Excess New Common ADSs.

Change to Dates for Determination of Applicable Exchange Rate

As a result of the extension of the Rights Offer announced on December 10, 2018, the exchange rate applied to determine the U.S. dollar equivalent of the New Common ADS Subscription Price for initial subscriptions of New Common ADSs will be the exchange rate determined by The Bank of New York Mellon, as ADS Rights Agent, on or prior to January 3, 2019, the deadline established by the ADS Custodian for receipt of the New Common Share Subscription Price from the ADS Depositary with respect to the New Common Shares underlying the initial New Common ADSs. The exchange rate applied to determine the U.S. dollar equivalent of the New Common ADS Subscription Price for Excess New Common ADSs will be the exchange rate determined by the ADS Rights Agent on or prior to January 14, 2019, the deadline established by the ADS Custodian for receipt of the New Common Share Subscription Price from the ADS Depositary with respect to the New Common Shares underlying the Excess New Common ADSs.

Inquiries regarding the Rights Offer should be directed to D.F. King & Co., Inc., the information agent for the Rights Offer, at:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Banks and Brokers Call: +1 (212) 269-5550

All Others Call: +1 (800) 628-8536

Rio de Janeiro, December 18, 2018.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

Important Information

The offering of Common Shares and Common ADSs upon the exercise of preemptive rights is being made pursuant to an effective registration statement (including a prospectus) that has been filed with the U.S. Securities and Exchange Commission (“SEC”). Before you invest, you should read the prospectus in that registration statement and other documents that Oi has filed with the SEC for more complete information about the company and the offering of Common Shares and Common ADSs upon the exercise of preemptive rights. You may access these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Oi will arrange to send you the prospectus if you request it by calling toll-free 1-800-628-8536.

Special Note regarding Forward-looking Statements:

This Notice to ADS Holders contains forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations of the Company, business strategies, future synergies and cost savings, future costs and future liquidity, are forward-looking statements. The words “will,” “will be,” “should,” “could,” “may,” “should be,” “could be,” “may be,” “estimates,” “has as an objective,” “targets,” “target,” “goal,” “anticipates,” “believes,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “foretells,” “projects,” “points to” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or results will actually occur. Such statements reflect the current views of management of the Company, and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to the Company or its affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. Except as required under the Brazilian or the U.S. federal securities laws or the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”), SEC or of regulatory authorities in other applicable jurisdictions, the Company and its affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures the Company makes on related subjects in reports and communications the Company files with the CVM and the SEC.